

Ignacio Fanlo · 2nd

Founder at Vansanity

Lexington, Massachusetts · 500+ connections · **Contact info**

Vansanity

Princeton University

Experience

Founder

Vansanity · Full-time

May 2018 – Present · 2 yrs 1 mo

Greater Boston Area

To empower and support medical/aesthetics practitioners so that they can focus solely on client care and relationships



Vansanity-Boston-Final-WebSize-1.jpg

CEO & Co-Founder

Ourdata

Jan 2016 – Jul 2017 · 1 yr 7 mos

SF Bay Area

www.ourdata.us

  



CEO & Founder

Lively acquired by GreatCall

Jan 2012 – Dec 2015 · 4 yrs

San Francisco Bay Area

Lively brings dignity to how we care for our elders and adds creativity to the way families share their
lives with each other. In December 2015, Lively was acquired by GreatCall, the leader in innovative
Aging in Place solutions

...see mor



Lively: Emergency Response-Reimagined



Lively Mobile: One-Piece Waterproof Medical Al...



CEO

AdBrite.com

May 2006 – Jan 2012 · 5 yrs 9 mos



President WWFO/CRO/COO/CFO

Shopping.com

Aug 1999 – Feb 2006 · 6 yrs 7 mos

(over various time periods)

Show 4 more experiences ⌄

Education



Princeton University

BSE, Chemical Engineering

1979 – 1983

Activities and Societies: Captain, Golf Team

Skills & Endorsements

Start-ups · 70


Endorsed by **Rob Solomon and 12 others who are
highly skilled at this**

 Endorsed by **2 of Ignacio's colleagues at Li**

Product Management · 69


Endorsed by **John Herr and 4 others who are highly
skilled at this**

Endorsed by **5 of Ignacio's colleagues at Ad**
(shutdown 2013)

Management · 61

 Endorsed by **Amit Chatterjee and 1 other who is highly skilled at this**

Lively Endorsed by **2 of Ignacio's colleagues at Li**

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Recommendations

Received (3)   Given (11)


Amir Ashkenazi
Entrepreneur

February 13, 2007, Amir worked with Ignacio in different groups

I cannot recommend Iggy highly enough – He has quad-digit I(amazing sense of humor and endless enthusiasm. We went thr the bubble burst days together and I'd do it again with Iggy in a heartbeat.


Rob Goldman
Entrepreneur & friend to startups

February 13, 2007, Rob worked with Ignacio in different groups

Iggy is a fantastic executive and a great guy. He is one of the fe people who has the analytical horsepower to know what a com ought to do as well as the operational discipline to actually get done. He is passionate about what he does, and his enthusiasr catchy. He is also genuine and transparent in his intentio... See

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Interests


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See all